Ms. Nili Shah
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-7010
November 15, 2005

Re:	Johnson Controls, Inc. Comment letter dated November 3, 2005 Commission File No. 1-5097
Dear Ms. Shah:
In response to the comment letter dated November 3, 2005 relating to our Form 10-Q for the period ended June 30, 2005, the following is Johnson Controls, Inc.’s (the “Company”) response.
1.	The Commission’s comment was as follows:

We have read your response to prior comment 1 in our letter dated September 28, 2005. It remains not evident to us that you controlled Joint Venture 1 (JV1), in the manner contemplated by SFAS 94, prior to the deconsolidation. If you conclude that your prior filings should not be relied upon, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

Please correct your accounting for JV1 in accordance with APB 18 in your Form 10-K for the fiscal year ended September 30, 2005. In your Form 10-K, address the following:
•	An explanatory paragraph in the audit opinion.

•	Full compliance with APB 20 paragraph 37.

•	Fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data.

•	Updated Item 9A. disclosures should include the following:
•	A discussion of the correction and the facts and circumstances surrounding it.

•	How the correction impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures.

•	Changes to internal controls over financial reporting.

•	Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent misstatements of a similar nature.
Refer to Items 307 and 308(c) of Regulation S-K.
In addition, please amend the following:

Ms. Nili Shah
November 15, 2005

•	Your Forms 10-Q for the quarters ended December 31, 2004 and March 31, 2005.

•	Your Form 10-Q for the quarter ended June 30, 2005, due to the impact on prior quarter comparative financial information.
[Redacted Information]
2.	The Commission’s comment was as follows:

Please provide a materiality analysis by segment by quarter for the past three years for Joint Venture 2 (JV2). Should you determine JV2 to be material, please provide an analysis that demonstrates in further detail how you controlled the joint venture given the guidance in SFAS 94, and tell us why you believe that equity method accounting under APB 18 was not appropriate. In this regard,
•	Please tell us who the other investor is and whether they are related to the primary customer supplied by the joint venture.

•	Please provide us with a copy of the joint venture agreement and any other relevant contracts.

•	Describe the recent financing commitments made by you to the joint venture.

•	Identify the material rights and obligations, as stated in the joint venture agreement, possessed by each of the investors and explain how such rights are consistent with your determination that you had control as contemplated by SFAS 94. In addition, address the following;
•	Identify the governing body, the number of members on this body, and the rights of each investor to appoint and remove these members.

•	Describe the ability of each investor to participate in operating and capital decisions. Tell us the rights held by the other investor in the event of a dispute or deadlock.

•	Tell us who, if anyone, has the unilateral authority to establish business relationships, employee compensation, and financial forecasts/budgets.

•	Tell us whether you have any puts, calls, or rights of first refusal over the interests of the other investor.
In your response, please cite the specific paragraphs in the joint venture agreement on which you rely.
As discussed in our letter to the Staff dated October 17, 2005, the Company measures its operating performance based primarily on total sales, operating income, net income and earnings per share, including related growth rates. As requested by the Staff, the Company provides the following materiality analysis by segment by quarter, including consolidated amounts by quarter, for the past three years for JV2:
[Redacted Information]

Ms. Nili Shah
November 15, 2005

We would appreciate the opportunity to have a conference call with the Staff to discuss our response and to facilitate a timely resolution of these matters given the Company’s upcoming filing of its 2005 Annual Report on Form 10-K. In addition, if there are any further comments or questions, please do not hesitate to contact me at (414) 524-3422.
Very truly yours,
JOHNSON CONTROLS, INC.
/s/ R. Bruce McDonald
R. Bruce McDonald
Vice President and
Chief Financial Officer